UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

MI Developments Inc.

(Name of Issuer)

Class B Voting Shares

(Title of Class of Securities)

55304X 20 3

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55304X 20 3	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS: STRONACH TRUST I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 363,414
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 363,414
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 363,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS: 445327 ONTARIO LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 363,414
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 363,414
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 363,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS: FRANK STRONACH I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: AUSTRIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 363,414
8 SHARED VOTING POWER: 20,000
9 SOLE DISPOSITIVE POWER: 363,414
10 SHARED DISPOSITIVE POWER: 20,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 383,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 55304X 20 3	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS: FAIR ENTERPRISE LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 20,000
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 20,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS: BERGENIE ANSTALT I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 20,000
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 20,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 7 of 10 Pages

This Amendment No. 8 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), on September 21, 2003, as previously amended, with respect to the Class A Subordinate Voting Shares (the “Class A Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). This Amendment No. 8 is being filed to report the issuance by the Company of a termination notice (the “Termination Notice”) dated February 18, 2009 terminating the transaction agreement (the “Transaction Agreement”) previously entered into with Magna Entertainment Corp. (“MEC”), 445327 Ontario Limited (“445327”), the Stronach Trust and Fair Enterprise Limited (“Fair Enterprise”) (collectively with 445327 and the Stronach Trust, the “Stronach Group”), as announced on November 26, 2008 and disclosed on Amendment No. 7 to the Statement filed on December 2, 2008. As a result of the termination of the Transaction Agreement, the reorganization proposal described in Amendment No. 7 will not be consummated.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Class B Shares. The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 7A9.

Item 2. Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust, 445327, Fair Enterprise and Bergenie Anstalt (“Bergenie”) (collectively, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of the Transaction.

On February 19, 2009, the Company issued a press release stating that it had determined not to proceed with the reorganization proposal announced on November 26, 2008. The Company and certain of its affiliates are currently engaged in discussions with MEC with respect to possible transactions, which could include providing financing to MEC in connection with any in-court or out-of-court reorganization of MEC, that could result in one or more of the transactions or changes enumerated in (a)-(f) of this Item 4. There cannot be any assurance that any transactions of any kind will occur. A copy of the press release is filed as Exhibit B hereto and is incorporated herein by reference.

None of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D except as set forth herein. Each of the Reporting Persons intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company or otherwise, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons may be deemed to beneficially own Class A Shares as follows:

- Mr. Stronach does not hold any Class B Shares directly. Mr. Stronach may be deemed to beneficially own 363,414 Class B Shares held by 445327 and 20,000 Class B Shares by Fair Enterprise, representing 70.0% of the Class B Shares in the aggregate.

- The Stronach Trust does not hold any Class B Shares directly. The Stronach Trust and 445327 may each be deemed to beneficially own 363,414 Class B Shares held by 445327, representing 64.4% of the Class B Shares.

- Bergenie does not hold any Class B Shares directly. Bergenie and Fair Enterprise may each be deemed to beneficially own 20,000 Class B Shares held by Fair Enterprise, representing 3.7% of the Class B Shares.

The Reporting Persons may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of Class B Shares beneficially owned by each Reporting Person. The filing of this amendment shall not be construed as an admission that such a group exists or that any Reporting Person beneficially owns any Class B Shares that are held or beneficially owned by any other Reporting Person. Furthermore, each Reporting Person disclaims beneficial ownership of the Class B Shares beneficially owned by (i) the Magna Deferred Profit Sharing Plan (Canada) (55,797 shares as of January 31, 2009) and (ii) 865714 Ontario Inc., an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of Magna International Inc. and its affiliates and the sale thereof to the management team of Magna International Inc. (45,870 shares as of the filing date). Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of such Class B Shares for purposes other than U.S. securities law purposes. Such shares have been excluded from the above calculations.

CUSIP No. 55304X 10 4	SCHEDULE 13D/A	Page 8 of 10 Pages

(b)	Mr. Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power over the Class B Shares held by Fair Enterprise. Each other Reporting Person may be deemed to have sole voting and dispositive power over the Class B Shares held by such Reporting Person.

(c)	There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Shares reflected on the cover pages to this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

A copy of the Termination Notice is filed as Exhibit C hereto, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement.
Exhibit B	Press Release of the Company dated February 19, 2009.
Exhibit C	Termination Notice dated February 18, 2009.

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name: Title:	Frank Stronach Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
	Name: Title:	Belinda Stronach President

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
	Name: Title:	Peter Meyer—Director Authorized Signing Officer

By:	/s/ Karin Matt
	Name: Title:	Karin Matt—Director Authorized Signing Officer

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 10 of 10 Pages

FAIR ENTERPRISE LIMITED

By:	/s/ Sean Coughlan
	Name: Title:	Sean Coughlan EFG Corporate Services Limited—Director Authorized Signing Officer

By:	/s/ Kevin Mercury
	Name: Title:	Kevin Mercury EFG Trust Company Limited—Director Authorized Signing Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Trustees of the Stronach Trust

The following table sets forth the name, business address and present principal occupation of each trustee of the Stronach Trust. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Andrew Stronach	President of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of 445327 Ontario Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 445327 Ontario Limited. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of Bergenie Anstalt

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Bergenie Anstalt. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address
Peter Meyer (citizen of Switzerland)	Director, Kaiser Ritter Partner Trust Services Anstalt (Trust Company)	Pflugstrasse 12 9490 Vaduz Liechtenstein

KRP Corporate Services Trust reg. (Liechtenstein Trust reg.)	Director (Trust Company)	Pflugstrasse 12 9490 Vaduz Liechtenstein

Karin Matt (citizen of Switzerland)	Director, Kaiser Ritter Partner Trust Services Anstalt (Trust Company)	Pflugstrasse 12 9490 Vaduz Liechtenstein

Executive Officers and Directors of Fair Enterprise Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Fair Enterprise Limited. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address
EFG Corporate Services Limited (Jersey Company)	Corporate Director	c/o EFG Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EFG Trust Company Limited (Jersey Company)	Corporate Director, a financial services Limited provider	c/o EFG Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 19, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	President

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
	Name:	Peter Meyer—Director
	Title:	Authorized Signing Officer

By:	/s/ Karin Matt
	Name:	Karin Matt—Director
	Title:	Authorized Signing Officer

FAIR ENTERPRISE LIMITED

By:	/s/ Sean Coughlan
	Name:	Sean Coughlan
	Title:	EFG Corporate Services Limited—Director Authorized Signing Officer

By:	/s/ Kevin Mercury
	Name:	Kevin Mercury
	Title:	EFG Trust Company Limited—Director Authorized Signing Officer

Exhibit B

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS NOT PROCEEDING WITH

PREVIOUSLY-ANNOUNCED REORGANIZATION PROPOSAL

February 18, 2009, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it is not proceeding with the reorganization proposal announced on November 26, 2008. As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry, MID has determined that it is unlikely that it will be able to arrange the new debt financing associated with the proposal. Although the proposal contemplated the possibility that the new debt could be arranged after closing, MID does not believe that it would be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved. MID is in discussions with Magna Entertainment Corp. (MEC) concerning alternatives with respect to its investment in MEC.

In accordance with the terms of the respective loan agreements, the maturity date of the first tranche of the new loan that MID made available to MEC on December 1, 2008 in connection with the reorganization proposal (the “New Loan”), the maturity date of the bridge loan and the deadline for repayment of US$100 million under the Gulfstream project financing will each be accelerated to March 20, 2009. The maturity date of the second tranche of the New Loan has already been accelerated to May 13, 2009. As of February 18, 2009, there is approximately US$48.5 million outstanding under the first tranche of the New Loan, approximately US$0.7 million outstanding under the second tranche of the New Loan, and approximately US$126.2 million outstanding under the bridge loan. In accordance with its terms, the maturity date of MEC’s credit facility with a Canadian chartered bank will also accelerate to March 5, 2009.

MID cautions shareholders and others considering trading in securities of MID that there can be no assurance that any alternative transaction with respect to MID’s investments in MEC will be completed.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Richard Smith, Executive Vice-President and Chief Financial Officer, at (905) 726-7507.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks that: if the parties decide to proceed with a transaction, the terms of such transaction may differ from those that were contemplated by the reorganization proposal; if the parties decide to proceed with a transaction, such transaction may not be successfully completed for any reason (including the failure to obtain any required approvals); and are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

2

Exhibit C

TERMINATION NOTICE

TO:	Magna Entertainment Corp. (“MEC”)

AND TO:	The Stronach Trust, Fair Enterprise Limited and their respective Subsidiaries (including 445327 Ontario Limited but excluding MI Developments Inc., Magna Entertainment Corp. and Magna International Inc. and their respective subsidiaries) (collectively, the “Stronach Group”)

Reference is made to the Transaction Agreement dated November 26, 2008 between MEC, the Stronach Group and the undersigned (the “Transaction Agreement”).

The undersigned is hereby terminating the Transaction Agreement pursuant to section 14(c) thereof.

Dated the 18th day of February, 2009.

MI DEVELOPMENTS INC.

by	/s/ Donald Cameron
	Name:	Donald Cameron
	Title:	Chief Operating Officer

/s/ Richard J. Crofts
	Name:	Richard J. Crofts
	Title:	Executive Vice-President, Corporate Development, General Counsel and Secretary MI Developments Inc.